UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number 1-11607

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS
(Full title of the plan)

DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 19, 2015

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by
Local 17 of the International Brotherhood of Electrical Workers

We have audited the accompanying statements of net assets available for benefits of the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) as of December 31, 2014, referred to as “supplementary information,” has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Statement of Net Assets Available for Benefits

	December 31,
	2014	2013
	(Thousands)
ASSETS
Investment in DTE Energy Master Plan Trust, at fair value (Note 4)	$95,287	$87,175
Notes receivable from participants	2,972	3,122
Net Assets Available for Benefits	$98,259	$90,297

See accompanying Notes to Financial Statements

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2014
(In thousands)
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation in fair value of investment in the DTE Energy Master Plan Trust	$8,826
Dividends and interest	658
Interest on loans to participants	127
9,611
Contributions:
Employer	1,686
Participants	5,010
Rollover	32
6,728
Total Additions	16,339

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(7,381)
Investment advisory and other fees	(70)
Net transfers to other sponsored plans	(893)
Other	(33)
Total Deductions	(8,377)

Net Increase	7,962

Net Assets Available for Benefits
Beginning of year	90,297
End of year	$98,259

See accompanying Notes to Financial Statements

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Notes to Financial Statements

NOTE 1 — PLAN DESCRIPTION
The following description of the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of DTE Electric Company (DTE Electric or Company) and DTE Energy Corporate Services, LLC (DTE LLC) represented by Local 17 of the International Brotherhood of Electrical Workers are eligible to participate in the Plan as soon as administratively practicable upon hire. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
DTE LLC is the sponsor of the Plan. The DTE Energy Benefit Plan Administration Committee (BPAC) is the administrator of the Plan (Plan Administrator). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. DTE LLC, acting through the DTE Energy Investment Committee, is responsible for the selection and retention of the Plan's investment options and any investment manager that may be appointed under the DTE Energy Master Plan Trust (Master Trust). J.P. Morgan Chase Bank is the Plan Trustee (Trustee) and Empower Retirement is the Plan recordkeeper (Recordkeeper).
Investment management fees, brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from investment assets. These expenses are reflected as a reduction in the fair value of the Funds.
Contributions
A participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee After-tax Contributions), Roth 401(k) Contributions, and, if applicable, a catch-up contribution basis (Catch-Up Contributions and Roth 401(k) Catch-Up Contributions). Participants age 50 or older in the plan year are eligible to make Catch-Up Contributions and Roth 401(k) Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100% of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions and Catch-Up Contributions (if applicable) basis, after required tax withholdings and mandatory and voluntary payroll deductions. Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover (Direct Rollover Contributions).
The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation annually. In the event a participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the plan year, which is a calendar year, will automatically be deemed to be Employee After-Tax Contributions. If a participant's total annual additions (Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions and Company Contributions) reach the IRC limit for the plan year, the participant's contributions will be stopped or refunded, as applicable.
After a participant completes six months of service, the Company contributes 75% for the first 4% of Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions and 50% of Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions for the next 4%. There are no Company Contributions for Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions which, in the aggregate, exceed 8% of basic compensation. Catch-Up Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Notes to Financial Statements — (Continued)

The Company will make a non-elective, non-matching contribution of $5,000 to the Company Contributions account of a participant who:

(1)	Has a Termination of Service after November 5, 2012 and before August 30, 2016; and

(2)
As of the date of the participant's Termination of Service, is eligible to immediately begin receiving an Early Retirement Benefit, a Normal Retirement Benefit, or a Delayed Retirement Benefit under the DTE Traditional Plan provisions of the DTE Energy Company Retirement Plan.

The additional contribution will be made as soon as practicable after the participant's Termination of Service. The additional contributions are treated as Company Contributions for all Plan purposes other than for Limitations on Annual Additions and Vesting in Company Contributions. These additional contributions will be reduced before any other contributions are refunded or suspended. These additional contributions are fully vested at all times.
While the Company has made its contributions to the Trustee with respect to a plan year on a current basis, the Plan permits the Company to make Company Contributions for a plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Tax Deferred Contributions and Employee After-tax Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, including eligible Direct Rollover Contributions, Company Contributions, Non-Elective Contributions and investment earnings. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions are fully vested at all times. A participant vests in all Company Contributions according to the following schedule:

Years of Service	Percent Vested
less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%
In addition, a participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company’s Long Term Disability Benefits Plan, (c) death, (d) termination of the Plan or (e) in some cases, in connection with the sale of a business.
Investment Options
Participants may elect to have their Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.
The Company Contribution will be initially invested in the DTE Energy Stock Fund. The Company Contribution will be made either in cash or in shares of DTE Energy common stock at the option of DTE LLC. If the Company Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy common stock on the open market. Participants can elect to transfer Company Contributions from the stock fund to one or more investments at any time.

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Notes to Financial Statements — (Continued)

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends may be paid out in cash on a quarterly basis, at the participant’s election.
Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.
A participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.
Administrative and Brokerage Fees
A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., investment management fees and other operating expenses) are used to cover expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. Participant fees relating to participation in the Master Trust's Self Directed Account are included in individual transactions within that account.
For the DTE Energy Stock Fund, brokerage, commission and other fees connected with the purchase and sale of securities are paid by participants who have invested in the Fund.
Plan administration fees cover the day-to-day expenses of administering the Plan. These costs are paid fully by the Company. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of DTE Energy common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.
Distributions, Withdrawals and Loans
Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses, (b) tuition expenses, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses, or (f) payment of expenses for the repair of damage to the participant’s principal residence due to casualty loss.
Participants may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee After-tax Contributions, Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year. The number of loans outstanding at one time is limited to two, only one of which can be a principal residence loan.
Subject to certain terms and conditions, a participant may initiate a general purpose loan for a period of one to five years, or a principal residence loan for a period up to 25 years, at a fixed rate equal to the prime interest rate plus 1%, updated monthly, at a minimum of $1,000 up to the lesser of:

•
$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50% of the participant’s account at the time the loan is made.
Proceeds for any loan are obtained through the pro rata liquidation of the participant’s account, then transferred to the participant’s loan account and paid in cash to the participant by the Trustee. Loan repayments of principal and interest are invested as received according to the participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Notes to Financial Statements — (Continued)

Notes Receivable from Participants
Notes receivable from participants are valued at cost plus accrued interest and secured by a portion of the participant’s account balance as collateral. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, participants will become 100% vested in their accounts.
Plan Amendments
There were no significant plan amendments in 2014.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.
The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Master Trust invests in various securities, including short-term investments, equity funds, fixed income funds, target date funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Notes to Financial Statements — (Continued)

Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.
A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 assets are valued at the underlying investments’ net asset value (NAV) at the close of the day multiplied by the number of shares in the fund. In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Plan classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date.

•
Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•
Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

NOTE 3 — FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on April 3, 2015 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan is qualified under Sections 401(a) and 401(k) of the IRC. The Plan Administrator is not aware of any unrecognized tax benefits as of December 31, 2014 or 2013. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The Plan is no longer subject to federal income tax examinations by the IRS for years prior to 2011.

NOTE 4 — THE DTE ENERGY MASTER PLAN TRUST
The Master Trust consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, and the DTE Gas Investment and Stock Ownership Plan.
The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 4% at both December 31, 2014 and 2013). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Participant and Employer Contributions, and Distributions and withdrawals.

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Notes to Financial Statements — (Continued)

A summary of the Master Trust assets as of December 31, 2014 and 2013 is as follows:

	December 31,
	2014	2013
	(In thousands)
Investments, at fair value
Short-term investments	$134,062	$133,081
Equity funds	1,084,771	1,105,854
Fixed income funds	328,019	260,379
Target date funds	193,741	162,458
Participant directed brokerage	20,017	12,135
Company common stock	415,161	334,061
Other	15,741	16,255
Assets held in Master Trust	$2,191,512	$2,024,223
The Plan's interest in the Master Trust represents investments of 5% or more of Net Assets Available for Benefits at December 31, 2014 and 2013.
The following is a summary of investment gains in the Master Trust for the year ended December 31, 2014:

Year Ended December 31,
2014
(In thousands)
Interest, dividends and other	$14,577
Net appreciation in equity funds	68,406
Net appreciation in fixed income funds	16,518
Net appreciation in target date funds	10,102
Net appreciation in company common stock	98,009
Net depreciation in other	(77)
Total investment gain	$207,535
The following table presents investments of the Master Trust measured and recorded at fair value on a recurring basis as of December 31, 2014 and 2013:

	Redemption	December 31, 2014
	Frequency	Level 1	Level 2	Total
		(In thousands)
Conduit funds:
Short-term investments	Daily	$—	$134,062	$134,062
Equity funds	Daily	—	1,084,771	1,084,771
Fixed income funds	Daily	—	328,019	328,019
Other	Daily	—	15,741	15,741
Common collective trusts:
Target date funds	Daily	—	193,741	193,741
Participant directed brokerage	N/A	20,017	—	20,017
Company common stock	N/A	415,161	—	415,161
Total Investments at fair value		$435,178	$1,756,334	$2,191,512

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Notes to Financial Statements — (Continued)

	Redemption	December 31, 2013
	Frequency	Level 1	Level 2	Total
		(In thousands)
Conduit funds:
Short-term investments	Daily	$—	$133,081	$133,081
Equity funds	Daily	—	1,105,854	1,105,854
Fixed income funds	Daily	—	260,379	260,379
Other	Daily	—	16,255	16,255
Common collective trusts:
Target date funds	Daily	—	162,458	162,458
Participant directed brokerage	N/A	12,135	—	12,135
Company common stock	N/A	334,061	—	334,061
Total Investments at fair value		$346,196	$1,678,027	$2,024,223
Level 2 assets, which are measured based on NAV, do not have any unfunded commitments at December 31, 2014 and 2013. There are no restrictions on redemption at December 31, 2014 and 2013, and the assets can be redeemed from the Plan at any time.
The Plan had no Level 3 assets at December 31, 2014 and 2013. The Plan, as allowed by the authoritative accounting guidance, has a policy that transfers between levels are recognized at the end of a reporting period. There were no significant transfers between levels of the fair value hierarchy during 2014.
Short-Term Investments
This conduit fund represents certain short-term fixed income securities and money market investments that are managed in a commingled fund. Pricing for the commingled fund is obtained from quoted prices in actively traded markets, and the fund is classified as a Level 2 asset.
Equity Funds
These conduit funds consist of actively or passively managed mutual or commingled funds primarily holding large, mid and small capitalization domestic equities and non-U.S. developed and emerging market equities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. The equity conduit funds are classified as Level 2 assets.
Fixed Income Funds
These conduit funds consist of actively or passively managed mutual or commingled funds primarily holding corporate bonds from various industries, government bonds of the U.S. and other governmental entities, and mortgage backed securities. Mutual and commingled funds are priced based upon the individual securities held in the respective fund. These fixed income conduit funds are classified as Level 2 assets.
Target Date Funds
This category consists of commingled funds that modify their stock, bond, and money market asset allocations that are intended to support retirement at a specified target date. Commingled funds are priced based upon the individual securities held in the commingled fund. Commingled funds are classified as Level 2 assets.
Participant Directed Brokerage
Holdings within the participant directed brokerage account are mutual funds or exchange traded funds (ETF) holding all types of assets. The mutual funds and ETFs are priced based upon the individual securities held in the mutual fund or ETF and are classified as Level 1 assets.
Company Common Stock
For valuation purposes, DTE Energy common stock prices are recorded on a daily basis. Prices for transactions are prices that are received on the open market for that specific transaction and are received daily from the Plan's brokers based on the executed trades for that day. The stock is classified as a Level 1 asset.

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers

Notes to Financial Statements — (Continued)

Other
These conduit funds consist of mutual or commingled funds that primarily hold global assets, US Treasury Inflation Protected Securities (TIPS), commodities and real estate investment trusts. Mutual and commingled funds are priced based upon the individual securities held in the mutual or commingled fund. The conduit funds are classified as Level 2 assets.

NOTE 5 — DTE ENERGY STOCK FUND
Significant components of the changes in Net Assets Available for Benefits in 2014 relating to the Plan’s portion of the DTE Energy Stock Fund are as follows:

Year Ended December 31,
2014
(In thousands)
Additions to Net Assets Attributed to:
Net appreciation in fair value of investment in the Master Trust	$4,784
Dividends and interest	643
Interest on loans to participants	14
Employer contributions	1,681
Participant contributions	358
Rollover	6
Total Additions	7,486
Deductions from Net Assets Attributed to:
Distributions and withdrawals	(1,796)
Net transfers to other sponsored plans	(1,364)
Other	(184)
Total Deductions	(3,344)
Net Increase	4,142
Net Assets Available for Benefits
Beginning of year	16,147
End of year	$20,289

NOTE 6 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS
Certain Master Trust investments are shares of mutual funds managed by the Plan’s Trustee. The Master Trust also holds shares of DTE Energy Company common stock. Therefore, these transactions qualify as party-in-interest transactions.

Supplementary Information

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented
by Local 17 of the International Brotherhood of Electrical Workers
Federal Employer Identification Number: 20-5898509; Plan Number: 004

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
Form 5500, Schedule H, Part IV, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value (In thousands)
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 6.39% maturing through 2039	$0	$2,972

* Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

June 19, 2015	/s/ LARRY E. STEWARD
Larry E. Steward
Senior Vice President Human Resources and Chair of Benefit Plan Administration Committee